Exhibit 99.18

CONSENT OF ALEKSANDR MITROFANOV

March 31, 2021

VIA EDGAR

United States Securities and Exchange Commission

Re:	Excellon Resources Inc. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2020 (the “Form 40-F)

I, Aleksandr Mitrofanov, in connection with the Annual Information Form of the Company for the fiscal year ended December 31, 2020 (the “AIF”), which included references to my name and to the Mineral Resource Estimate for the Evolución Project in Zacatecas, Mexico as at July 31, 2020 (the “Mineral Resource Estimate”), hereby consent to (i) the reference of my name in the AIF, (ii) the inclusion of my name in the Form 40-F and any amendments thereto, and (iii) the use of information derived from the Mineral Resource Estimate in the AIF and the Form 40-F, and any amendments thereto.

(Signed) “Aleksandr Mitrofanov”
Name:	Aleksandr Mitrofanov, P.Geo.